                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                           COMMISSION FILE NO. 0-2525




A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:


      HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST


                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

                                                                         Page
                                                                         ----

        Report of Independent Auditors                                    3

        Statements of Financial Condition -
          December 31, 2001 and 2000                                      4

        Statements of Income and Changes in Plan Equity -
          For the years ended December 31, 2001, 2000, and 1999           5

        Notes to Financial Statements                                     6

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the Plan) as of December 31, 2001 and 2000, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust at December 31, 2001 and 2000, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                       /s/ Ernst & Young LLP


Columbus, Ohio
March 28, 2002

                           TAX SAVINGS PLAN AND TRUST

                        STATEMENT OF FINANCIAL CONDITION



                                                                                         December 31,
                                                                                 2001                       2000
                                                                            -------------                ------------

ASSETS
------

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 28,839 shares in 2001
      and 120,477 shares in 2000;
      Cost: $431,225 in 2001 and $1,679,085
      in 2000 (Note 4)                                                         $ 495,925                 $ 1,950,231

Contributions, income and other receivables                                        3,959                      23,898

Cash and cash equivalents (Note 2)                                                78,530                      23,175
---------------------------------------------------------------------------------------------------------------------

      TOTAL ASSETS                                                             $ 578,414                 $ 1,997,304
=====================================================================================================================


 LIABILITIES AND PLAN EQUITY
 ---------------------------

Stock purchase payable and other liabilities                                    $ 78,500                 $      ---

Plan equity                                                                      499,914                   1,997,304
---------------------------------------------------------------------------------------------------------------------

      TOTAL LIABILITIES AND PLAN EQUITY                                        $ 578,414                 $ 1,997,304
=====================================================================================================================



See notes to financial statements.

                 HUNTINGTON SUPPLEMENTAL STOCK PURCHASE PLAN AND
                           TAX SAVINGS PLAN AND TRUST

                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                                               YEAR ENDED DECEMBER 31,
                                                                    2001                  2000                    1999
                                                              -------------           -----------             ------------
Investment income:
  Cash dividends on Huntington Bancshares
    Incorporated Common Stock                                  $    39,012            $   85,327               $   68,645
  Interest                                                             731                   504                      537
--------------------------------------------------------------------------------------------------------------------------
                                                                    39,743                85,831                   69,182
--------------------------------------------------------------------------------------------------------------------------

Realized gains on investments (Note 4)                             137,039                35,776                  237,105

Unrealized depreciation of investments
   (Note 4)                                                       (206,446)             (612,433)                (408,533)

Contributions:
  Employees                                                        140,185               236,005                  251,753
  Employer                                                          54,318               102,111                  108,550
--------------------------------------------------------------------------------------------------------------------------
                                                                   194,503               338,116                  360,303
--------------------------------------------------------------------------------------------------------------------------

Distributions                                                   (1,662,229)             (126,989)                (391,055)
--------------------------------------------------------------------------------------------------------------------------

Net decrease in Plan Equity                                     (1,497,390)             (279,699)                (132,998)

Plan equity - Beginning of Period                                1,997,304             2,277,003                2,410,001
--------------------------------------------------------------------------------------------------------------------------

Plan equity - End of Period                                    $   499,914            $1,997,304               $2,277,003
==========================================================================================================================



See notes to financial statements.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND

                           TAX SAVINGS PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2001


   Note 1 - Summary of Accounting Policies
   ---------------------------------------

   Description of the Plan
   -----------------------

   Huntington Bancshares Incorporated ("Huntington") adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the "Plan") effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, February 9, 1990, and November 19, 1997. Huntington restated the plan on April 19, 2001. The following summary describes the Plan as amended and restated.

   The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The purpose of the Plan is to provide a supplemental savings program for eligible employees of Huntington and its related companies who are unable to make contributions to the Huntington Investment and Tax Savings Plan (the "Qualified Plan") because the employees have made the maximum elective deferrals under Internal Revenue Code section 402(g) or the maximum elective contributions under the terms of the Qualified Plan. Eligible employees are defined as individuals who are determined by the Compensation and Stock Option Committee of the Huntington Board of Directors to be members of a select group of management or highly compensated employees and who are designated by such committee to be Eligible Employees under the Plan.

   Each eligible employee may elect to have all or any portion of the pre-tax contributions that he or she elected to defer under the Qualified Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.

   Concurrently with the payment of the participant's supplemental pre-tax contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant. Matching contributions are equal to 100% of the participant's supplemental pre-tax contributions to the Plan up to the first 3% of the participant's compensation and 50% of the participant's supplemental pre-tax contributions to the Plan on the 4th and 5th percent of the participant's compensation. Matching contributions may be made in the form of cash or Huntington Bancshares Incorporated common stock ("Common Stock"), or a combination thereof.

   The Trustee invests amounts held in the trust fund in Common Stock. The Trustee maintains a separate account for each participant, which reflects such participant's share of assets held in the Plan. Employee and employer contributions are fully vested, but subject to the rights of creditors of the corporation and the respective employer, at all times.

   Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.

   The Plan is administered by an administrative committee (the "Committee"), which is appointed annually by Huntington's Board of Directors (the "Board"). The Committee members serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

   The Board may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.

   Investments
   -----------

   The Trustee invests contributed amounts primarily in Common Stock. These shares are carried at market value as determined by quoted prices reported by The Nasdaq Stock Market.

   Distributions
   -------------

   Distributions are made from the Plan in shares of Common Stock and are reported at market value.

   Income and Expenses
   -------------------

   Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $38,000 for 2001, 2000 and 1999.


   Note 2 - Cash Equivalents

   The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Funds.


  Note 3 - Federal Income Taxes
  -----------------------------

  The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matching contributions are made to the Plan, when Common Stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

  The Plan is not qualified under Section 401(a) of the Internal Revenue Code. Huntington is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

  Note 4 - Net Realized and Unrealized Appreciation of Investments
  ----------------------------------------------------------------

  The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 2001:


------------------------------------------------------------------------------------------------------------------------------
                                                                     2001                     2000                    1999
------------------------------------------------------------------------------------------------------------------------------

Aggregate proceeds                                               $ 1,662,229              $   126,989             $   391,055
Aggregate cost                                                     1,525,190                   91,213                 153,950
------------------------------------------------------------------------------------------------------------------------------

Net realized gains                                               $   137,039              $    35,776             $   237,105
==============================================================================================================================


------------------------------------------------------------------------------------------------------------------------------
                                                                      2001                     2000                    1999
------------------------------------------------------------------------------------------------------------------------------

Market value                                                     $   495,925              $ 1,950,231             $ 2,258,231
Cost                                                                 431,225                1,679,085               1,374,652
------------------------------------------------------------------------------------------------------------------------------

Accumulated unrealized appreciation                              $    64,700              $   271,146             $   883,579
==============================================================================================================================

Change in accumulated unrealized
  appreciation between years                                     $  (206,446)             $  (612,433)            $  (408,533)
==============================================================================================================================

                                   SIGNATURES
                                   ----------



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST




   Date:  March 28, 2002                 By: /s/ Leslie P. Ridout
         -------------------------           -----------------------------------
                                             Leslie P. Ridout, Jr.
                                             Executive Vice President
                                             Huntington Bancshares Incorporated